Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye

January 1-April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Catering Income	26,144.17
Sales	2,521.89
Shopify Discount	-6,142.85
Shopify Returns	-1,068.25
Shopify Sales	247,082.35
Shopify Shipping Income	723.24
Uncategorized Income	213.00
Total for Income	**$269,473.55**
Cost of Goods Sold	
Catering COGS	2,467.30
Club Subscription COGS	858.00
Merchant Fees	6,672.22
Packaging & Shipping Supplies - COGS	2,879.41
Product COGS	132,452.22
Shipping	1,762.91
Total for Cost of Goods Sold	**$147,092.06**
Gross Profit	**$122,381.49**
Expenses	
Bank Charges & Fees	254.16
Commission Expense	1,845.00
Insurance	1,739.22
Meals & Entertainment	284.03
Occupancy	0
Rent & Lease	27,940.00
Shop Supplies and Decor	1,134.76
Utilities	3,474.61
Total for Occupancy	**$32,549.37**
Office Supplies	605.50
Outside Contractors & Services	0
Accounting and Tax Prep	11,058.25
Cleaning and Janitorial	2,513.80
Independent Contractor Support	$150.00
Marketing Consultant	18,739.12
Total for Independent Contractor Support	**$18,889.12**
Total for Outside Contractors & Services	**$32,461.17**
Payroll Expenses	0
Management Guaranteed Payment	24,000.00
Payroll Service Fees	798.31
Payroll Taxes	4,174.93
Payroll Wages	39,975.46


Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye

January 1-April 30, 2025


DISTRIBUTION ACCOUNT	TOTAL
Worker's Comp	4,933.75
Total for Payroll Expenses	**$73,882.45**
Reimbursable Expenses	99.00
Software & Web Services	5,125.10
Taxes & Licenses	0
Annual Corp Tax	3,600.00
Business Tax	749.87
California Redemption Value	177.40
Permits	4,084.00
Total for Taxes & Licenses	**$8,611.27**
Travel	11.50
Uncategorized Expense	499.00
Total for Expenses	**$157,966.77**
Net Operating Income	**-$35,585.28**
Other Income	
Interest Earned	5.05
Rewards & Bonuses	2.20
Tips Income	1,340.00
Total for Other Income	**$1,347.25**
Other Expenses	
Amortization Expense	575.58
Depreciation Expense	2,186.56
Interest Paid	4,877.19
Penalties and Interest	255.81
Total for Other Expenses	**$7,895.14**
Net Other Income	**-$6,547.89**
Net Income	**-$42,133.17**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Beneficial Checking x0574	5,568.15
Beneficial Savings x2533	376.66
Bill.com Money Out Clearing	
Cash Drawer	-4,192.00
PayPal	100.00
Self Help Savings x5610	403.95
Total for Bank Accounts	**$2,256.76**
Accounts Receivable	
Accounts Receivable (A/R)	800.00
Total for Accounts Receivable	**$800.00**
Other Current Assets	
Channel Clearing Account	0
Shopify alkali-rye.myshopify.com Clearing Account	-1,063.57
Shopify alkali-rye.myshopify.com Other Payment Gateway Clearing Account	41,830.41
Total for Channel Clearing Account	**$40,766.84**
Inventory	94,731.22
Undeposited Funds	
Total for Other Current Assets	**$135,498.06**
Total for Current Assets	**$138,554.82**
Fixed Assets	
ABC Liquor License	19,388.00
Accumulated Amortization	-18,374.06
Accumulated Depreciation	-64,971.34
Furniture, Fixtures and Equipment	45,426.74
Goodwill	31,545.00
Leasehold Improvements	109,381.74
Total for Fixed Assets	**$122,396.08**
Other Assets	
Security Deposit	19,184.00
Total for Other Assets	**$19,184.00**
Total for Assets	**$280,134.90**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	48,495.45
Total for Accounts Payable	**$48,495.45**
Credit Cards	
AMEX x1006	27,411.82
Chase x9321	19,177.11
Total for Credit Cards	**$46,588.93**
Other Current Liabilities	
Accrued Expenses	
Accrued Payroll Taxes	52.31
Accrued Salaries	288.90
Bluevine Line of Credit	
California Department of Tax and Fee Administration Payable	
Channel Sales Tax Payable	0
Shopify Sales Tax	22,337.87
Total for Channel Sales Tax Payable	**$22,337.87**
Sales Tax Payable	
Self Help Loan	2,994.16
Short-Term Loan	0
Jessica Personal Expenses	
Shopify Capital Loan	
Total for Short-Term Loan	**0**
Total for Other Current Liabilities	**$25,673.24**
Total for Current Liabilities	**$120,757.62**
Long-term Liabilities	
Long-Term Loans	0
Cheryl Lew	20,000.00
Inner City Advisor	17,857.40
REAL People's Fund	$250,000.00
Accrued Interest	-1,166.67
Total for REAL People's Fund	**$248,833.33**
Sean Fong	
Total for Long-Term Loans	**$286,690.73**
SBA Loan	104,886.00
Total for Long-term Liabilities	**$391,576.73**
Total for Liabilities	**$512,334.35**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye
As of April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-365,731.38
Net Income	-42,133.17
Investment	0
Arthur Chen & Peggy Saika	75,000.00
Chris Darby	10,000.00
Eddy "Xiao Fei" Zheng	25,000.00
Edwin Eng & Welmin Militante	10,000.00
Miya Saika Chen & Amado Uno	10,000.00
Priscilla & James Borrelli	10,000.00
Victor Uno and Josie Camacho	10,000.00
Total for Investment	**$150,000.00**
Opening Balance Equity	-4,654.92
Owner's Investment	$5,000.00
Jessica's Owner Investment	19,640.00
Kori's Owner Investment	10,076.39
Total for Owner's Investment	**$34,716.39**
Owner's Pay & Personal Expenses	-4,396.37
Total for Equity	**-$232,199.45**
Total for Liabilities and Equity	**$280,134.90**

Statement of Cash Flows

Oakland's Proof, LLC DBA Alkali Rye
January 1-April 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-42,133.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-25,333.92
Accounts Receivable (A/R)	6,639.06
Accrued Payroll Taxes	52.31
Accrued Salaries	288.90
Accumulated Amortization	575.58
Accumulated Depreciation	2,186.56
AMEX x1006	717.49
California Department of Tax and Fee Administration Payable	
Channel Clearing Account:Shopify alkali-rye.myshopify.com Clearing Account	1,063.57
Channel Clearing Account:Shopify alkali-rye.myshopify.com Other Payment Gateway Clearing Account	-12,553.81
Channel Sales Tax Payable:Shopify Sales Tax	145.51
Chase x9321	9,255.28
Inventory	17,560.79
Self Help Loan	-2,330.81
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,733.49**
Net cash provided by operating activities	**-$43,866.66**
INVESTING ACTIVITIES	
Leasehold Improvements	-2,407.00
Net cash provided by investing activities	**-$2,407.00**
FINANCING ACTIVITIES	
Long-Term Loans:Inner City Advisor	-3,571.40
Long-Term Loans:REAL People's Fund:Accrued Interest	-1,722.22
SBA Loan	-514.00
Net cash provided by financing activities	**-$5,807.62**
NET CASH INCREASE FOR PERIOD	**-$52,081.28**
Cash at beginning of period	**$54,338.04**
CASH AT END OF PERIOD	**$2,256.76**